

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

5 May 2003



03050746

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 May 2003, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 5/27



Form Version 2.0

General Announcement

Reference No AA-030502-64316

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **AMSTEEL CORPORATION BERHAD**
* Stock name : **AMSTEEL**
* Stock code : **2712**
* Contact person : **Chan Poh Lan**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("ACB") announce that as at the date hereof, the group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 had been implemented except for the following :

(i) Proposed renounceable restricted offer for sale of up to 226.85 million shares in Lion Corporation Berhad ("LCB") by ACB to eligible shareholders of LCB; and

(ii) Proposed issue of approximately 251.92 million new 4 1/2 years warrants to shareholders of ACB

both of which will be implemented later.

The Company will apply to the KLSE for the uplifting of the PN4 classification on the Company after the release of the Company's quarterly results for the third quarter ended 31 March 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary



02 MAY 2003